SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Municipal Defined Opportunity Trust Inc. was held on March 24, 2016, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors


					Votes
Nominees		Votes For	Withheld
Carol L. Colman	11,348,625	135,220
Daniel P. Cronin	11,334,310	149,535
Eileen A. Kamerick	11,354,100	129,745
Jane E. Trust		11,335,584	148,261



At May 31, 2016, in addition to Carol L. Colman, Daniel P. Cronin, Eileen A. Kamerick and Jane E. Trust, the other Directors of the
Fund were as follows:

Robert D. Agdern
Paolo M. Cucchi
Leslie H. Gelb
William R. Hutchinson
Riordan Roett